SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Top of page 12
Group income statement

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Sales and other operating revenues (Note 4)	85,329	79,703	73,071
Earnings from jointly controlled entities - after interest and tax	262	233	403
Earnings from associates - after interest and tax	1,409	1,125	763
Interest and other income	124	174	142
Gains on sale of businesses and fixed assets	1,188	2,753	38
Total revenues and other income	88,312	83,988	74,417

Purchases	61,721	58,339	51,641
Production and manufacturing expenses(a)(b)	6,508	7,522	5,740
Production and similar taxes (Note 5)	1,831	1,524	1,276
Depreciation, depletion and amortization	2,835	2,634	2,996
Impairment and losses on sale of businesses and fixed assets	59	1,201	164
Exploration expense	399	431	120
Distribution and administration expenses(b)	2,907	3,409	3,020
Fair value (gain) loss on embedded derivatives	545	23	(146)
Profit before interest and taxation	11,507	8,905	9,606
Finance costs	308	359	238
Net finance income relating to pensions and
other post-retirement benefits	(69)	(13)	(10)
Profit before taxation	11,268	8,559	9,378
Taxation(a)	4,083	2,896	3,190
Profit for the period	7,185	5,663	6,188
Attributable to
BP shareholders	7,124	5,567	6,079
Minority interest	61	96	109
	7,185	5,663	6,188
Earnings per share - cents (Note 6)
Profit for the period attributable to BP shareholders
Basic	37.86	29.62	32.39
Diluted	37.42	29.28	31.99

(a)	See Note 2 on pages 21 - 26 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.
(b)
Cash costs for the first quarter of 2011 increased compared to the same period a year ago, consistent with the increase in production and manufacturing expenses plus distribution and administration expenses. Cash costs are a subset of these two line items in the income statement. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items (including amounts relating to the Gulf of Mexico oil spill), and certain costs that are variable, primarily with volumes (such as freight costs). They are the principal operating and overhead costs that management considers to be most directly under their control although they include certain foreign exchange and commodity price effects.

Top of page 13
Group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Profit for the period	7,185	5,663	6,188
Currency translation differences	657	26	(526)
Exchange (gains) losses on translation of foreign operations transferred to gain
or loss on sale of businesses and fixed assets	11	(48)	-
Actuarial gain (loss) relating to pensions and other post-retirement benefits	-	(320)	-
Available-for-sale investments marked to market	266	65	(93)
Available-for-sale investments - recycled to the income statement	(2)	(8)	-
Cash flow hedges marked to market	118	20	(162)
Cash flow hedges - recycled to the income statement	(16)	16	(94)
Cash flow hedges - recycled to the balance sheet	2	8	13
Taxation	(5)	121	(119)
Other comprehensive income (expense)	1,031	(120)	(981)
Total comprehensive income	8,216	5,543	5,207
Attributable to
BP shareholders	8,139	5,449	5,105
Minority interest	77	94	102
	8,216	5,543	5,207

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2011	94,987	904	95,891

Total comprehensive income	8,139	77	8,216
Dividends	(808)	(6)	(814)
Share-based payments (net of tax)	(110)	-	(110)
At 31 March 2011	102,208	975	103,183

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2010	101,613	500	102,113

Total comprehensive income	5,105	102	5,207
Dividends	(2,626)	(3)	(2,629)
Share-based payments (net of tax)	(13)	-	(13)
Transactions involving minority interests	-	300	300
At 31 March 2010	104,079	899	104,978

Top of page 14
Group balance sheet

	31 March	31 December
	2011	2010
$ million
Non-current assets
Property, plant and equipment	111,476	110,163
Goodwill	8,764	8,598
Intangible assets	14,439	14,298
Investments in jointly controlled entities	12,604	12,286
Investments in associates	14,727	13,335
Other investments	1,462	1,191
Fixed assets	163,472	159,871
Loans	882	894
Other receivables	6,055	6,298
Derivative financial instruments	4,309	4,210
Prepayments	1,544	1,432
Deferred tax assets	566	528
Defined benefit pension plan surpluses	2,430	2,176
	179,258	175,409
Current assets
Loans	254	247
Inventories	28,657	26,218
Trade and other receivables	42,751	36,549
Derivative financial instruments	4,741	4,356
Prepayments	4,291	1,574
Current tax receivable	234	693
Other investments	1,439	1,532
Cash and cash equivalents	18,726	18,556
	101,093	89,725
Assets classified as held for sale (Note 3)	6,241	7,128
	107,334	96,853
Total assets	286,592	272,262
Current liabilities
Trade and other payables	51,345	46,329
Derivative financial instruments	4,309	3,856
Accruals	5,273	5,612
Finance debt	14,255	14,626
Current tax payable	3,490	2,920
Provisions	9,258	9,489
	87,930	82,832
Liabilities directly associated with assets classified as held for sale (Note 3)	1,013	1,047
	88,943	83,879
Non-current liabilities
Other payables	12,672	14,285
Derivative financial instruments	4,054	3,677
Accruals	426	637
Finance debt	32,847	30,710
Deferred tax liabilities	12,419	10,908
Provisions	22,254	22,418
Defined benefit pension plan and other post-retirement benefit plan deficits	9,794	9,857
	94,466	92,492
Total liabilities	183,409	176,371
Net assets	103,183	95,891
Equity
BP shareholders' equity	102,208	94,987
Minority interest	975	904
	103,183	95,891

Top of page 15
Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Operating activities
Profit before taxation	11,268	8,559	9,378
Adjustments to reconcile profit before taxation to net cash
provided by operating activities
Depreciation, depletion and amortization and exploration
expenditure written off	3,127	2,877	3,017
Impairment and (gain) loss on sale of businesses and fixed assets	(1,129)	(1,552)	126
Earnings from equity-accounted entities, less dividends received	(1,446)	(76)	(669)
Net charge for interest and other finance expense, less net
interest paid	51	5	46
Share-based payments	(124)	72	(146)
Net operating charge for pensions and other post-retirement benefits,
less contributions and benefit payments for unfunded plans	(439)	(298)	(490)
Net charge for provisions, less payments	273	2,005	(48)
Movements in inventories and other current and non-current
assets and liabilities(a)	(7,823)	(10,215)	(1,940)
Income taxes paid	(1,354)	(1,555)	(1,581)
Net cash provided by (used in) operating activities	2,404	(178)	7,693
Investing activities
Capital expenditure(b)	(5,774)	(5,118)	(4,289)
Acquisitions, net of cash acquired	(2)	(8)	-
Investment in jointly controlled entities	(89)	(174)	(82)
Investment in associates	(11)	(27)	(6)
Proceeds from disposal of fixed assets(c)	384	2,555	108
Proceeds from disposal of businesses, net of cash disposed(c)	586	4,818	-
Proceeds from loan repayments	35	109	56
Net cash provided by (used in) investing activities	(4,871)	2,155	(4,213)
Financing activities
Net issue (repurchase) of shares	12	31	128
Proceeds from long-term financing	4,917	6,529	342
Repayments of long-term financing	(2,622)	(1,963)	(2,495)
Net increase (decrease) in short-term debt	949	(533)	(247)
Dividends paid - BP shareholders	(808)	-	(2,626)
- Minority interest	(6)	(117)	(3)
Net cash provided by (used in) financing activities	2,442	3,947	(4,901)
Currency translation differences relating to cash and
cash equivalents	195	(171)	(77)
Increase (decrease) in cash and cash equivalents	170	5,753	(1,498)
Cash and cash equivalents at beginning of period	18,556	12,803	8,339
Cash and cash equivalents at end of period	18,726	18,556	6,841

(a)	Includes:
Inventory holding (gains) losses	(2,412)	(1,445)	(705)
Fair value (gain) loss on embedded derivatives	545	23	(146)
Movements related to Gulf of Mexico oil spill response	(2,864)	(6,542)	-

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

(b)	First quarter 2011 included $2,000 million paid as a deposit relating to the transaction with Reliance Industries Limited. See page 6 for further information.
(c)
Included in disposal proceeds are deposits received in respect of disposal transactions expected to complete in subsequent periods as follows: first quarter 2011 $57.5 million; fourth quarter 2010 $4,947 million; first quarter 2010 nil. For further information see Note 7.

Top of page 16
Capital expenditure and acquisitions

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
By business
Exploration and Production
US	1,023	1,043	1,133
Non-US(a)	2,111	2,319	2,815
	3,134	3,362	3,948
Refining and Marketing
US	522	755	528
Non-US	215	610	144
	737	1,365	672
Other businesses and corporate
US(b)	130	630	28
Non-US	20	104	39
	150	734	67
	4,021	5,461	4,687
By geographical area
US(b)	1,675	2,428	1,689
Non-US(a)	2,346	3,033	2,998
	4,021	5,461	4,687
Included above:
Acquisitions and asset exchanges(a)(b)	9	212	-

(a)
First quarter 2010 included capital expenditure of $900 million relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

(b)	Fourth quarter 2010 included capital expenditure of $390 million for wind turbines, incurred at the time for future wind projects.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
US dollar/sterling average rate for the period	1.60	1.58	1.56
US dollar/sterling period-end rate	1.61	1.54	1.51
US dollar/euro average rate for the period	1.37	1.36	1.38
US dollar/euro period-end rate	1.41	1.33	1.34

Top of page 17
Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
By business
Exploration and Production
US	1,875	1,522	2,762
Non-US	6,545	6,478	5,530
	8,420	8,000	8,292
Refining and Marketing
US	640	21	(63)
Non-US	1,439	943	792
	2,079	964	729
Other businesses and corporate
US	(188)	(225)	(231)
Non-US	(290)	(325)	(97)
	(478)	(550)	(328)
	10,021	8,414	8,693
Gulf of Mexico oil spill response	(384)	(1,010)	-
Consolidation adjustment	(542)	56	208
Replacement cost profit before interest and tax(b)	9,095	7,460	8,901
Inventory holding gains (losses)(c)
Exploration and Production	115	114	24
Refining and Marketing	2,288	1,318	679
Other businesses and corporate	9	13	2
Profit before interest and tax	11,507	8,905	9,606
Finance costs	308	359	238
Net finance income relating to pensions
and other post-retirement benefits	(69)	(13)	(10)
Profit before taxation	11,268	8,559	9,378

Replacement cost profit before interest and tax
By geographical area
US	1,813	385	2,590
Non-US	7,282	7,075	6,311
	9,095	7,460	8,901

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)
Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.

(c)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 18
Non-operating items(a)

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Exploration and Production
Impairment and gain (loss) on sale of businesses and fixed assets	1,089	1,430	(13)
Environmental and other provisions	-	-	-
Restructuring, integration and rationalization costs	-	(14)	(104)
Fair value gain (loss) on embedded derivatives	(328)	(23)	146
Other	(51)	(37)	12
	710	1,356	41
Refining and Marketing
Impairment and gain (loss) on sale of businesses and fixed assets	5	145	(45)
Environmental and other provisions	-	(15)	-
Restructuring, integration and rationalization costs	(1)	(47)	12
Fair value gain (loss) on embedded derivatives	-	-	-
Other	(21)	3	(37)
	(17)	86	(70)
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	35	(23)	(68)
Environmental and other provisions	-	(22)	-
Restructuring, integration and rationalization costs	1	(13)	(38)
Fair value gain (loss) on embedded derivatives(b)	(217)	-	-
Other	-	(9)	(12)
	(181)	(67)	(118)
Gulf of Mexico oil spill response	(384)	(1,010)	-
Total before interest and taxation	128	365	(147)
Finance costs(c)	(16)	(30)	-
Total before taxation	112	335	(147)
Taxation credit (charge)(d)	44	(167)	50
Total after taxation for period	156	168	(97)

(a)	An analysis of non-operating items by region is shown on pages 7, 9 and 10.
(b)	First quarter 2011 includes a loss on an embedded derivative arising from a financing arrangement.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 21 - 26 for further details.
(d)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 19
Non-GAAP information on fair value accounting effects

	First	Fourth	First
	quarter	quarter	quarter
$ million	2011	2010	2010
Favourable (unfavourable) impact relative to
management's measure of performance
Exploration and Production	29	(12)	63
Refining and Marketing	(100)	134	10
	(71)	122	73
Taxation credit (charge)(a)	22	(40)	(25)
	(49)	82	48

(a)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on replacement cost profit or loss.

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP's gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

	First	Fourth	First
	quarter	quarter	quarter
$ million	2011	2010	2010
Exploration and Production
Replacement cost profit before interest and tax adjusted for
fair value accounting effects	8,391	8,012	8,229
Impact of fair value accounting effects	29	(12)	63
Replacement cost profit before interest and tax	8,420	8,000	8,292

Refining and Marketing
Replacement cost profit before interest and tax adjusted for
fair value accounting effects	2,179	830	719
Impact of fair value accounting effects	(100)	134	10
Replacement cost profit before interest and tax	2,079	964	729

Top of page 20
Realizations and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010

Average realizations(a)
Liquids ($/bbl)(b)
US	86.53	74.60	69.77
Europe	102.37	85.30	75.71
Rest of World	99.68	82.30	72.94
BP Average	93.93	78.80	71.86
Natural gas ($/mcf)
US	3.20	3.31	4.84
Europe	7.04	6.76	4.91
Rest of World	4.41	4.05	3.90
BP Average	4.21	3.98	4.26
Total hydrocarbons ($/boe)
US	60.30	53.60	54.54
Europe	85.08	71.48	60.39
Rest of World	52.79	43.70	42.20
BP Average	59.02	50.41	49.16
Average oil marker prices ($/bbl)
Brent	105.43	86.46	76.36
West Texas Intermediate	94.49	85.13	78.84
Alaska North Slope	103.22	85.92	79.14
Mars	101.95	84.19	75.85
Urals (NWE- cif)	102.55	85.16	75.31
Russian domestic oil	49.18	40.62	35.52
Average natural gas marker prices
Henry Hub gas price ($/mmBtu)(c)	4.11	3.80	5.30
UK Gas - National Balancing Point (p/therm)	56.94	52.43	35.65

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 21
Notes

1.       Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2010 included in the BP Annual Report and Form 20-F 2010.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2011, which do not differ significantly from those used in the BP Annual Report and Form 20-F 2010.

New or amended International Financial Reporting Standards adopted

There are no new or amended standards or interpretations adopted with effect from 1 January 2011 that have a significant impact on the financial statements.

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2010 - Financial Statements - Note 2, Note 37 and Note 44.

The group income statement for 2010 included a pre-tax charge of $40,935 million in relation to the Gulf of Mexico oil spill. The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented, as described on pages 2 - 3. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2011	2010	2010

Income statement
Production and manufacturing expenses	384	1,010	-
Profit (loss) before interest and taxation	(384)	(1,010)	-
Finance costs	16	30	-
Profit (loss) before taxation	(400)	(1,040)	-
Less: Taxation	201	287	-
Profit (loss) for the period	(199)	(753)	-

Top of page 22
Notes

2.       Gulf of Mexico oil spill (continued)

	31 March 2011		31 December 2010
		Of which:		Of which:
		amount related		amount related
	Total	to the trust fund	Total	to the trust fund
$ million

Balance sheet
Current assets
Trade and other receivables	5,981	5,981	5,943	5,943
Current liabilities
Trade and other payables	(6,031)	(5,001)	(6,587)	(5,002)
Provisions	(7,379)	-	(7,938)	-
Net current assets (liabilities)	(7,429)	980	(8,582)	941
Non-current assets
Other receivables	3,563	3,563	3,601	3,601
Non-current liabilities
Other payables	(8,667)	(8,667)	(9,899)	(9,899)
Provisions	(8,098)	-	(8,397)	-
Deferred tax	11,218	-	11,255	-
Net non-current liabilities	(1,984)	(5,104)	(3,440)	(6,298)

Net assets	(9,413)	(4,124)	(12,022)	(5,357)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2011	2010	2010

Cash flow statement - Operating activities
Profit (loss) before taxation	(400)	(1,040)	-
Adjustments to reconcile profit (loss) before taxation
to net cash provided by operating activities
Net charge for interest and other finance
expense, less net interest paid	16	30	-
Net charge for provisions, less payments	202	2,117	-
Movements in inventories and other current
and non-current assets and liabilities	(2,864)	(6,542)	-
Pre-tax cash flows	(3,046)	(5,435)	-

Net cash used in operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to $2,808 million in the first quarter 2011 and $5,415 million in the fourth quarter 2010.

Trust fund

In 2010, BP established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In 2010 BP contributed $5 billion to the fund, and a further contribution of $1.25 billion was made in the first quarter of 2011. The income statement charge for 2010 included $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines, penalties and claims administration costs are not covered by the trust fund.

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Notes

2.        Gulf of Mexico oil spill (continued)

The table below shows movements in the funding obligation during the period to 31 March 2011. This liability is recognized within other payables on the balance sheet apportioned between current and non-current elements according to the agreed schedule of contributions.

$ million

At 1 January 2011	14,901
Unwinding of discount	14
Contribution	(1,250)
Other	3
At 31 March 2011	13,668
Of which - current	5,001
- non-current	8,667

An asset has been recognized representing BP's right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term "reimbursement asset" to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly to claimants from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 31 March 2011. The amount of the reimbursement asset at 31 March 2011 is equal to the amount of provisions recognized at that date that will be covered by the trust fund - see below.

$ million

At 1 January 2011	9,544
Increase in provision for items covered by the trust fund	1,062
Amounts paid directly by the trust fund	(1,062)
At 31 March 2011	9,544
Of which - current	5,981
- non-current	3,563

As noted above, the obligation to fund the $20-billion trust fund has been recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 31 March 2011, the cumulative charges for provisions, and the associated reimbursement asset recognized, amounted to $13,629 million. Thus, a further $6,371 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Such future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgments and settlements and natural resource damages and related costs. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingencies below.

It is not possible at this time to conclude whether the $20-billion trust fund will be sufficient to satisfy all claims under the Oil Pollution Act 1990 (OPA 90) that will ultimately be paid.

The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly to claimants. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.

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Notes

2.      Gulf of Mexico oil spill (continued)

(b) Provisions and contingencies

BP has recorded certain provisions and disclosed certain contingencies as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2010 - Financial statements - Notes 2, 37 and 44.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties.

On 21 April 2011, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. Funding for these projects will come from the $20-billion Deepwater Horizon Oil Spill Trust. BP will work with the trustees of the Deepwater Horizon Oil Spill Trust to segregate funds to be made available to pay for early restoration projects and other NRD claims. This agreement has no impact on BP's first-quarter profit as the full amount of the trust fund has been previously expensed. A provision of $1 billion has been recorded and a corresponding reimbursement asset has been recognized.

BP considers that it is not possible to measure reliably any obligation in relation to Natural Resources Damages claims under OPA 90 (other than the costs of the early restoration projects referred to above) or litigation for violations of OPA 90, any amounts in relation to fines and penalties except for those relating to the Clean Water Act and any obligation in relation to litigation or in relation to legal fees beyond 2012. These items are therefore disclosed as contingent liabilities - see below.

Movements in the provision are presented in the table below.

					$ million
		Spill	Litigation	Clean Water
	Environmental	response	and claims	Act penalties	Total

At 1 January 2011	809	1,043	10,973	3,510	16,335
Increase in provision - items not
covered by the trust fund	-	302	-	-	302
Increase in provision - items covered
by the trust fund	1,000	-	62	-	1,062
Unwinding of discount	2	-	-	-	2
Utilization - paid by BP	(3)	(875)	(284)	-	(1,162)
- paid by the trust fund	(68)	-	(994)	-	(1,062)
At 31 March 2011	1,740	470	9,757	3,510	15,477
Of which - current	799	470	6,110	-	7,379
- non-current	941	-	3,647	3,510	8,098
Of which - payable from the trust fund	1,313	-	8,231	-	9,544

The total charge in the income statement for the first quarter of 2011 is analysed in the table below.

$ million

Increase in provision	1,364
Recognition of reimbursement asset	(1,062)
Other costs charged directly to the income statement	82
(Profit) loss before interest and taxation	384
Finance costs	16
(Profit) loss before taxation	400

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Notes

2.       Gulf of Mexico oil spill (continued)

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP's negligence), the outcome of litigation and arbitration proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP.

In estimating the amount of the provision at 31 March 2011 for Individual and Business Claims and State and Local Claims, BP has concluded that a reasonable range of possible outcomes is $5 billion to $12 billion. BP believes that the provision recorded at 31 March 2011 of $8.1 billion represents a reliable best estimate from within this range of possible outcomes. This amount is included within amounts payable from the trust fund under Litigation and claims in the table above.

Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted below under Contingent liabilities.

No amounts have been recognized for recovery of costs from our co-owners of the Macondo well because under IFRS recovery must be virtually certain for these receivables to be recognized. All of these items are therefore disclosed as contingent assets.

Further information on provisions is provided in BP Annual Report and Form 20-F 2010 - Financial statements - Note 37.

Contingent liabilities

BP has provided for its best estimate of certain claims under OPA 90 that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims (except for costs relating to early restoration projects as described above under Provisions) and claims asserted in civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided for these items as of 31 March 2011.

For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation toother litigation or potential fines and penalties except, subject to certain assumptions, for those relating to the Clean Water Act. It is also not possible to reliably estimate legal fees beyond 2012. Therefore no amounts have been provided for these items as of 31 March 2011.

See Legal proceedings on pages 31 - 37 and BP Annual Report and Form 20-F 2010 - Financial statements - Note 44 for further information on contingent liabilities.

Contingent assets

See Legal proceedings on pages 31 - 37 and BP Annual Report and Form 20-F 2010 - Financial statements - Note 44 for information on contingent assets.

As of 31 March 2011, $7 billion had been billed to the co-owners, Anadarko Petroleum Corporation (Anadarko) and MOEX Offshore 2007 LLC (MOEX), which BP believes to be contractually recoverable pursuant to the terms of the Macondo Prospect Offshore Deepwater Operating Agreement. Billings to co-owners under this Operating Agreement are based upon costs incurred to date rather than amounts provided in the period. As further costs are incurred, BP believes that certain of the costs will be billable to our co-owners under the Operating Agreement. No recovery amounts have been recognized in the financial statements as at 31 March 2011.

On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties' contract by failing to reimburse BP for their working-interest share of incident-related costs. These procedures will culminate in arbitration if the parties cannot resolve their disputes through negotiation. On 19 April 2011, MOEX filed a cross-claim against BP in the federal Limitation of Liability action, alleging negligence, breach of contract, and seeking a declaration that MOEX is excused from paying charges related to the incident. MOEX also alleges economic losses, including damage to the reservoir, defence costs, and contribution or indemnity for claims against it by other parties. Also on 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Like MOEX, Anadarko seeks a declaration that it is excused from its contractual obligation to pay incident-related costs. Anadarko also seeks damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties. BP disputes Anadarko's and MOEX's cross-claims and intends to defend against them vigorously.

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Notes

2.       Gulf of Mexico oil spill (continued)

There are also audit rights concerning billings under the Operating Agreement which may be exercised by Anadarko and MOEX, and which may or may not lead to an adjustment of the amount billed. BP may ultimately need to enforce its rights to collect payment from the co-owners following any successful arbitration proceedings as provided for in the Operating Agreement.There is a risk that amounts billed to co-owners may not ultimately be recovered should our co-owners be found not liable for these costs or be unable to pay them. Moreover, negotiations amongst co-owners could result in settlement(s) of these claims, which if reached, may result in amounts to be received by BP differing from the amounts billed.

3.       Non-current assets held for sale

As a result of the group's disposal programme following the Gulf of Mexico oil spill, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 31 March 2011. The carrying amount of the assets held for sale is $6,241 million, with associated liabilities of $1,013 million. Included within these amounts are the following items, all of which relate to the Exploration and Production segment unless otherwise stated.

On 14 December 2010, BP announced that it had reached agreement to sell its exploration and production assets in Pakistan to United Energy Group Limited for $775 million in cash. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 31 March 2011. The sale is expected to be completed in the second quarter of 2011, subject to certain conditions precedent, including the satisfaction of closing conditions, the receipt of government and regulatory approvals, and the lifting of an interim injunction entered by the Islamabad High Court on 9 March 2011 in a preferential rights dispute affecting the Mirpur Khas and Khipro concessions.

On 18 October 2010, BP announced that it had reached agreement to sell its upstream and midstream assets in Vietnam, together with its upstream businesses and associated interests in Venezuela, to TNK-BP for $1.8 billion in cash, subject to post-closing adjustments. The Venezuelan assets include BP's interests in the Petroperijá, Boquerón and PetroMonagas joint ventures. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 31 March 2011. The sales of the Vietnam and Venezuela businesses are expected to be completed in the second quarter of 2011, subject to regulatory and other approvals and conditions.

On 28 November 2010, BP announced that it had reached agreement to sell its interests in Pan American Energy (PAE) to Bridas Corporation for $7.06 billion in cash. PAE is an Argentina-based oil and gas company owned by BP (60%) and Bridas Corporation (40%). The transaction excludes the shares of PAE E&P Bolivia Ltd. BP's investment in PAE has been classified as held for sale in the group balance sheet at 31 March 2011. The sale is expected to be completed in 2011, subject to closing conditions and government and regulatory approvals.

On 4 April 2011, BP announced that it had agreed the sale of its wholly-owned subsidiary, ARCO Aluminium Inc. (reported within Other businesses and corporate), to a consortium of Japanese companies for cash consideration of $680 million, subject to closing adjustments. The assets, and associated liabilities, of this subsidiary have been classified as held for sale in the group balance sheet at 31 March 2011. Subject to obtaining required regulatory approvals, the parties expect to complete the transaction in the third quarter of 2011.

In Canada, BP intends to dispose of its NGL business. The assets, and associated liabilities, of this business have been classified as held for sale in the group balance sheet at 31 March 2011. The sale is expected to be completed in 2011.

Disposal proceeds of $4,630 million ($6,197 million at 31 December 2010) received in advance of completion of certain of these transactions have been classified as finance debt on the group balance sheet. See Note 7 for further information.

The majority of the transactions noted above are subject to post-closing adjustments, which may include adjustments for working capital and adjustments for profits attributable to the purchaser between the agreed effective date and the closing date of the transaction. Such post-closing adjustments may result in the final amounts received by BP from the purchasers differing from the disposal proceeds noted above.

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Notes

4.        Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
By business
Exploration and Production	18,405	17,759	18,080
Refining and Marketing	77,433	71,161	64,286
Other businesses and corporate	856	985	790
	96,694	89,905	83,156

Less: sales between businesses
Exploration and Production	10,525	9,536	9,746
Refining and Marketing	626	467	135
Other businesses and corporate	214	199	204
	11,365	10,202	10,085

Third party sales and other operating revenues
Exploration and Production	7,880	8,223	8,334
Refining and Marketing	76,807	70,694	64,151
Other businesses and corporate	642	786	586
Total third party sales and other operating revenues	85,329	79,703	73,071

By geographical area
US	30,847	27,635	26,108
Non-US	63,855	60,121	54,009
	94,702	87,756	80,117
Less: sales between areas	9,373	8,053	7,046
	85,329	79,703	73,071

5.        Production and similar taxes

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
US	374	351	313
Non-US	1,457	1,173	963
	1,831	1,524	1,276

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Notes

6.       Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Results for the period
Profit for the period attributable to BP shareholders	7,124	5,567	6,079
Less: preference dividend	-	1	-
Profit attributable to BP ordinary shareholders	7,124	5,566	6,079
Inventory holding gains net of tax	(1,643)	(953)	(481)
RC profit attributable to BP ordinary shareholders	5,481	4,613	5,598

Basic weighted average number of shares outstanding (thousand)(a)	18,816,868	18,793,234	18,769,888
ADS equivalent (thousand)(a)	3,136,145	3,132,206	3,128,315

Weighted average number of shares outstanding used to
calculate diluted earnings per share (thousand)(a)	19,038,387	19,008,309	19,004,740
ADS equivalent (thousand)(a)	3,173,065	3,168,052	3,167,457

Shares in issue at period-end (thousand)(a)	18,866,532	18,796,498	18,784,361
ADS equivalent (thousand)(a)	3,144,422	3,132,750	3,130,727

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issued in the future under employee share plans.

On 14 January 2011, BP entered into a share swap agreement with Rosneft Oil Company that has since been subject to an interim injunction granted by the English High Court and continued by an UNCITRAL arbitral tribunal which is referred to in Legal proceedings. Completion of the share swap agreement is prohibited at this time by the interim injunction, but if the interim injunction were to be lifted and the share swap agreement were to be completed then it would result in BP issuing 988,694,683 new ordinary shares to Rosneft.

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Notes

7.        Analysis of changes in net debt

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
$ million
Opening balance
Finance debt	45,336	39,979	34,627
Less: Cash and cash equivalents	18,556	12,803	8,339
Less: FV asset of hedges related to finance debt	916	797	127
Opening net debt	25,864	26,379	26,161

Closing balance
Finance debt	47,102	45,336	32,153
Less: Cash and cash equivalents	18,726	18,556	6,841
Less: FV asset of hedges related to finance debt	870	916	152
Closing net debt	27,506	25,864	25,160
Decrease (increase) in net debt	(1,642)	515	1,001

Movement in cash and cash equivalents
(excluding exchange adjustments)	(25)	5,924	(1,421)
Net cash outflow (inflow) from financing
(excluding share capital)	(3,244)	(4,033)	2,400
Movement in finance debt relating to investing activities(a)	1,595	(1,152)	-
Other movements	(21)	(185)	7
Movement in net debt before exchange effects	(1,695)	554	986
Exchange adjustments	53	(39)	15
Decrease (increase) in net debt	(1,642)	515	1,001

(a)	During the first quarter 2011 disposal transactions were completed in respect of which deposits of $1,595 million had been received in 2010.

At 31 March 2011 $796 million of finance debt ($790 million at 31 December 2010, nil at 31 March 2010) was secured by the pledging of assets, and $3,530 million was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($4,780 million at 31 December 2010). In addition, in connection with $3,799 million of finance debt ($4,588 million at 31 December 2010), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan  to provide security to the lending banks. The remainder of finance debt was unsecured.

During the first quarter 2011 the company signed new three-year committed standby facilities totalling $6.8 billion, available to draw and repay until mid-March 2014, largely replacing existing arrangements. At 31 March 2011 the total available undrawn committed borrowing facilities stood at $7.5 billion ($12.5 billion at 31 December 2010).

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Notes

8.        TNK-BP operational and financial information

	First	Fourth	First
	quarter	quarter	quarter
	2011	2010	2010
Production (Net of royalties) (BP share)
Crude oil (mb/d)	856	858	849
Natural gas (mmcf/d)	719	698	673
Total hydrocarbons (mboe/d)(a)	980	978	965
$ million
Income statement (BP share)
Profit before interest and tax	1,526	1,263	788
Finance costs	(35)	(30)	(38)
Taxation	(246)	(311)	(168)
Minority interest	(59)	(68)	(39)
Net income	1,186	854	543
Cash flow
Dividends received	-	790	256

Balance sheet	31 March	31 December
	2011	2010
Investments in associates	11,193	9,995

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

9.       Subsequent events

On 22 February 2011, BP announced its intention to sell its interests in a number of operated oil and gas fields in the UK. The assets involved are the Wytch Farm onshore oilfield in Dorset and all of BP's operated gas fields in the southern North Sea, including associated pipeline infrastructure and the Dimlington terminal. BP aims to complete the divestments around the end of 2011, subject to receipt of suitable offers and regulatory and third-party approvals. The assets did not meet the criteria to be classified as assets held for sale in the group balance sheet at 31 March 2011. However, subsequent to the quarter end, the proposed sale of the Wytch Farm onshore oilfield has progressed sufficiently that it has now met the criteria to be classified as held for sale.

On 14 April 2011, BP announced that it had agreed with Rosneft to extend the deadline for satisfaction of conditions precedent for completion of their previously announced share swap agreement to 16 May 2011. The agreement between the two companies follows the 8 April decision of the arbitral tribunal to continue the interim injunction prohibiting completion of the share swap agreement but to allow them to discuss extension of the deadline. This means that the share swap agreement is now subject to a long-stop date for satisfaction of conditions precedent of 16 May 2011, failing which the agreement will terminate. No amounts have been recorded in the first quarter in relation to the share swap agreement as it is subject to ongoing arbitration proceedings. See Legal Proceedings for more information.

10.    Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 April 2011, is unaudited and does not constitute statutory financial statements. BP Annual Report and Form 20-F 2010 has been filed with the Registrar of Companies in England and Wales; the report of the auditors on those accounts was unqualified and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 31
Legal proceedings

Proceedings and investigations relating to the Gulf of Mexico oil spill
BP p.l.c., BP Exploration & Production Inc. (BP E&P) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in more than 450 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico, where the Deepwater Horizon was deployed at the time of the Incident, and holds a 65% working interest. The other working interest owners are Anadarko Petroleum Company (Anadarko) and MOEX Offshore 2007 LLC (MOEX). The Deepwater Horizon, which was owned and operated by certain affiliates of Transocean, Ltd. (Transocean), sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners and others who are property and/or business owners alleged to have suffered economic loss. Shareholder derivative lawsuits have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging, among other things, securities fraud claims, violations of the Employee Retirement Income Security Act (ERISA) and contractual and quasi-contractual claims related to the cancellation of the dividend on 16 June 2010. In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative and ERISA cases and another in federal court in New Orleans for the remaining cases. Since late September, most of the Deepwater Horizon related cases have been pending before these courts.

On 18 February 2011, certain Transocean affiliates filed a third party complaint against BP, the US government, and other corporations involved in the Incident, thereby naming those entities as formal parties in Transocean's Limitation of Liability action pending in federal court in New Orleans.

On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties' contract by failing to reimburse BP for their working-interest share of Incident-related costs. These procedures will culminate in arbitration if the parties cannot resolve their disputes through negotiation. On 19 April 2011, MOEX filed a cross-claim against BP in the federal Limitation of Liability action, alleging negligence, breach of contract, and seeking a declaration that MOEX is excused from paying charges related to the Incident. MOEX also alleges economic losses, including damage to the reservoir, defense costs, and contribution or indemnity for claims against it by other parties. Also on 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Like MOEX, Anadarko seeks a declaration that it is excused from its contractual obligation to pay Incident-related costs. Anadarko also seeks damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties.

On 20 April 2011, Transocean filed claims in Transocean's Limitation of Liability action alleging that BP had breached BP America Production Company's contract with Transocean Holdings LLC by BP not agreeing to indemnify Transocean against liability related to the Deepwater Horizon incident and by not paying certain invoices. Transocean also asserted claims against BP under state law, maritime law, and the Oil Pollution Act of 1990 (OPA 90) for contribution. Also on 20 April 2011, Halliburton Energy Services, Inc. (Halliburton), filed claims in Transocean's Limitation of Liability action in which it sought indemnification from BP for claims brought against Halliburton in that action, and Cameron International Corporation (Cameron) asserted claims against BP for contribution under state law, maritime law, and OPA 90, as well as for contribution on the basis of comparative fault. Halliburton also asserted a claim for negligence, gross negligence and wilful misconduct against BP and others. On 19 April 2011, Halliburton filed a separate lawsuit in Texas state court seeking indemnification from BP E&P for certain tort and pollution-related liabilities resulting from the Incident and resulting oil spill.

On 20 April 2011, BP asserted claims against Cameron, Halliburton, and Transocean in the Limitation of Liability action. BP's claims against Transocean include breach of contract, unseaworthiness of the Deepwater Horizon vessel, negligence (or gross negligence and/or gross fault as may be established at trial based upon the evidence), contribution and subrogation for costs (including those arising from litigation claims) resulting from the Incident and oil spill, as well as a declaratory claim that Transocean is wholly or partly at fault for the Incident and responsible for its proportionate share of the costs and damages. BP's claims against Cameron assert that Cameron is liable under maritime law for providing a Blowout Preventer (BOP) that was unreasonably dangerous in design based on certain design defects, that Cameron was negligent with respect to certain maintenance and repair that it conducted on the Deepwater Horizon BOP, and that Cameron is liable to BP for contribution and subrogation of the damages, costs and expenses that BP has paid and will continue to pay relating to BP's response efforts and the various claims brought against BP. BP asserted claims against Halliburton for fraud and fraudulent concealment based on Halliburton's misrepresentations to BP concerning, among other things, the stability testing on the foamed cement used at the Mississippi Canyon Block 252, well; for negligence (or, if established by the evidence at trial,

Top of page 32
Legal proceedings (continued)

gross negligence) based on Halliburton's performance of its professional services, including cementing and mud logging services; and for contribution and subrogation for amounts that BP has paid in responding to the Incident and oil spill, as well as in OPA assessments and in payments to plaintiffs. Also on 20 April 2011, BP filed a complaint in federal court in the Southern District of Texas, Houston Division, against Halliburton. That complaint alleges the same counts as BP's claim against Halliburton in Transocean's Limitation of Liability action.

Under the Oil Pollution Act 1990 (OPA 90), BP E&P has been designated as one of the 'responsible parties' for the oil spill resulting from the Incident. Accordingly, BP E&P is one of the parties that the US government alleges is financially responsible for the clean-up of the spill and for economic damages as provided by OPA 90. In addition, pursuant to OPA 90, the US Coast Guard has requested reimbursement from BP and the other responsible parties for its costs of responding to the Incident, and BP has paid all amounts due as of the date hereof. Continuing requests for cost reimbursement are expected from the US Coast Guard and other governmental authorities. In addition, BP is participating with federal and state trustees in a co-operative assessment of potential natural resource damages associated with the spill. Under OPA 90, the US government alleges that BP E&P is one of the parties financially responsible for paying the reasonable assessment costs incurred by these trustees as well as natural resource damages that result from the Incident.

BP E&P has established and committed to fund the Deepwater Horizon Oil Spill Trust, a $20-billion trust fund to pay costs and satisfy legitimate claims. BP E&P has contributed $6.25 billion to the trust fund at the end of the first quarter of 2011. This will be supplemented by additional payments of $1.25 billion per quarter until a total of $20 billion has been paid into the trust fund. While the trust fund is building, BP E&P has pledged collateral consisting of an overriding royalty interest in oil and gas production from certain assets in the Gulf of Mexico sufficient at any time to secure the difference between the amount deposited as of that date and $20 billion. The establishment of this trust does not represent a cap on BP's liabilities, and BP does not admit to a liability of this amount. The trust fund will pay claims administered by the GCCF, state and local government claims resolved by BP, final judgments, settlements, state and local response costs, and natural resource damages and related costs. Payments from the trust fund will be made upon adjudication or resolution of claims or the final determination of other costs covered by the account. Upon the termination of the trust fund, the funds, if any remaining once the claims process has been completed, will revert to BP E&P.

BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. On 27 April 2010, the US Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) in June 2010) convened a joint investigation of the Incident by establishing a Marine Board of Investigation (Marine Board of Investigation) aimed at determining the causes of the Incident and recommending safety improvements. BP was designated as one of several Parties in Interest in the investigation. In a report dated 20 March 2011, the Joint Investigation Team (JIT) for the Marine Board of Investigation issued the Final Report of the Forensic Examination of the Deepwater Horizon Blowout Preventer (BOP) prepared by Det Norske Veritas (BOP Report). BP has fully supported the JIT investigation. The BOP Report concludes that the position of the drill pipe against the blind shear rams prevented the BOP from functioning as intended. BP continues to review the BOP Report and agrees with the Report's recommendation that additional testing should be completed to provide a more comprehensive view of why the BOP failed. On 22 April 2011, the US Coast Guard issued its report (Maritime Report) focused upon the maritime aspects of the Incident. The Maritime Report criticizes Transocean's maintenance operations and safety culture, while also criticizing the Republic of the Marshall Islands - the flag state responsible for certifying Transocean's Deepwater Horizon vessel. The BOEMRE is expected to issue a subsequent report that will likely focus more heavily on the drilling aspects of the Incident and hence the roles of BP, Halliburton and Cameron.

On 21 May 2010, President Obama signed an executive order establishing the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission) to examine and report on, within six months of the date of the Commission's first meeting, the relevant facts and circumstances concerning the causes of the Gulf of Mexico oil spill incident and develop options for guarding against, and mitigating the impact of, oil spills associated with offshore drilling, taking into consideration the environmental, public health, and economic effects of such options. On 11 January 2011, the National Commission published its final report on the causes of the Incident and its recommendations for policy and regulatory changes for offshore drilling. On 17 February 2011, the National Commission's Chief Counsel published a separate report on his investigation that provides additional information about the causes of the Incident. The National Commission ceased operations on 11 March 2011.

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On 7 July 2010, the US Chemical Safety and Hazard Investigation Board (CSB) informed BP of its intent to conduct an investigation of the Incident. The investigation is focused on the 20 April 2010 explosions and fire, and not the resulting oil spill or response efforts. The CSB is expected to issue within two years several investigation reports that will seek to identify the alleged root cause(s) of the Incident, and recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences. Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee (Committee) to examine the performance of the technologies and practices involved in the probable causes of the explosion, including the performance of the blowout preventer and related technology features, and to identify and recommend available technology, industry best practices, best available standards, and other measures in the US and around the world related to oil and gas deepwater exploratory drilling and well completion to avoid future occurrence of such events. On 17 November 2010 the Committee publicly released its interim report setting forth the Committee's preliminary findings and observations on various actions and decisions including well design, cementing operations, well monitoring, and well control actions. The interim report also considers management, oversight, and regulation of offshore operations. We expect that the Committee will issue its final report that presents the Committee's final analysis, including findings and/or recommendations, by 1 June 2011 (a pre-publication version of report), with further review and a final published version to follow by 30 December 2011.

A second, unrelated National Academies' Committee will be looking at the methodologies available for assessing spill impacts on ecosystems in the Gulf of Mexico, and a summary of the known effects of the spill, the impacts in the context of stresses from other human activities in the Gulf, and identification of research and monitoring needs to more fully understand the effects of the spill and gauge progress towards recovery and restoration.

A third National Academies' Committee will be studying methods for assessing the effectiveness of safety and environmental management systems (SEMS) established by offshore oil and gas operators. The Committee will be preparing an interim report that will identify a range of assessment means and the pros and cons of each; we understand that the Committee plans to issue the interim report in April 2011. We also understand that the Committee will issue a final report of recommendations that will focus on assessing human and organizational factors, and that the Committee expects to complete the final report of recommendations by 30 December 2011.

On 14 June 2010, the US Coast Guard initiated an Incident Specific Preparedness Review (ISPR) to examine the implementation and effectiveness of the response and recovery operations relating to the spill. On 18 March 2011, the Coast Guard ISPR team released its final report capturing lessons learned from the incident as well as making recommendations on how to improve future oil spill response and recovery efforts.

On 10 March 2011, the Flow Rate Technical Group (FRTG), Department of the Interior, issued its final report titled "Assessment of Flow Rate Estimates for the Deepwater Horizon/Macondo Well Oil Spill." The report provides a summary of the strengths and limitations of the different methods used by the US government to estimate the flow rate and a range of estimates from 13,000 bpd to over 100,000 bpd. The report concludes that the most accurate estimate was 53,000 bpd just prior to shut in, with an uncertainty on that value of ±10% based on FRTG collective experience and judgment, and, based on modeling, the flow on day one of the Incident was 62,000 bpd. BP is currently reviewing the report.

Additionally, BP representatives have appeared before multiple committees of the US Congress that have been conducting inquiries into the Incident. BP has provided documents and written information in response to requests by these committees and will continue to do so.

On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The United States filed a civil complaint against BP E&P and others on 15 December 2010. The complaint seeks a declaration of liability under OPA 90 and civil penalties under the Clean Water Act. Paragraph 92 of the complaint sets forth a purported 'reservation of rights' on behalf of the United States to amend the complaint or file additional complaints seeking various remedies under various laws and regulations, including but not limited to eight specifically mentioned federal statutes. Paragraph 92 of the complaint likewise contains a similar 'reservation of rights' regarding the conduct of 'administrative proceedings' under 'the Outer Continental Shelf Lands Act, 43 U.S.C. §§ 1301 et seq., and the Federal Oil and Gas Royalty Management Act, 30 U.S.C. §§ 1701 et seq.' On 20 April 2011, BP filed claims against Cameron, Halliburton, and Transocean in the DoJ action, seeking contribution for any assessments against BP under OPA 90 based on those entities' fault.

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. The DoJ announced on 7 March 2011 that it created a unified task force of federal agencies, led by the DoJ Criminal Division, to investigate the Gulf of Mexico incident. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are investigating securities matters arising in relation to the Incident.

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The State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, civil penalties under state law, declaratory and injunctive relief, and punitive damages as a result of the Incident. The State of Louisiana has filed a lawsuit to declare various BP entities (as well as other entities) liable for removal costs and damages, including natural resource damages under federal and state law, to recover civil penalties, attorney's fees, and response costs under state law, and to recover for alleged negligence, nuisance, trespass, fraudulent concealment and negligent misrepresentation of material facts regarding safety procedures and BP's (and other defendants') ability to manage the oil spill, unjust enrichment from economic and other damages to the State of Louisiana and its citizens, and punitive damages. It is possible that the States of Mississippi, Florida, Texas or other states and/or local governments, such as coastal municipalities also may initiate investigations and bring civil or criminal actions seeking damages, penalties and fines for violating state or local statutes. The Louisiana Department of Environmental Quality has issued an administrative order seeking injunctive relief and environmental civil penalties under state law, and several local governments in the State of Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several State environmental statutes.

On 21 April 2011, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. Funding for these projects will come from the $20-billion Deepwater Horizon Oil Spill Trust. BP will work with the trustees of the Deepwater Horizon Oil Spill Trust to create a separate sub account to ensure that funds are made available to pay for early restoration projects and other NRD claims. Each project that is selected for early restoration pursuant to the framework agreement must be agreed to by BP and all natural resource trustees. Each project agreement will identify the natural resource improvements that the parties expect to achieve with the project, and those improvements will offset BP's alleged liability for natural resource damages in settlement agreements or final court judgments. The parties seek to begin early restoration under this agreement in 2011 and 2012

On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Incident harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the Incident. On 5 April 2011, the State of Yucatan submitted a claim to the GCCF alleging potential damage to its natural resources and environment, and seeking to recover the cost of assessing the alleged damage.

BP's potential liabilities resulting from threatened, pending and potential future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group's business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. These potential liabilities may continue to have a material adverse effect on the group's results and financial condition. See Note 2 on pages 21 - 26 for information regarding the financial impact in 2011 of the Incident and see the financial statements contained in BP's Annual Report and Form 20-F 2010 for information regarding 2010.

Other legal proceedings
From 25 October 2007 to 23 October 2010, BP America Inc. (BP America) was subject to oversight by an independent monitor, who had authority to investigate and report alleged violations of the US Commodity Exchange Act or US Commodity Futures Trading Commission (CFTC) regulations and to recommend corrective action. The appointment of the independent monitor was a condition of the deferred prosecution agreement (DPA) entered into with the DoJ on 25 October 2007 relating to allegations that BP America manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003 and the companion consent order with the CFTC, entered the same day, resolving all criminal and civil enforcement matters pending at that time concerning propane trading by BP Products North America Inc. (BP Products). The DPA required BP America's and certain of its affiliates' continued co-operation with the US government's investigation and prosecution of the trades in question, as well as other trading matters that may arise. The DPA had a term of three years but could be extended by two additional one-year periods, and contemplated dismissal of all charges at the end of the term following the DoJ's determination that BP America has complied with the terms of the DPA. The initial three year term has expired and the DoJ's motion to dismiss the action underlying the DPA was granted on 31 January 2011. Investigations into BP's trading activities continue to be conducted from time to time. The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. The FERC staff will determine whether to pursue the investigation, to close the investigation, or to seek authority to pursue resolution by settlement. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. BP submitted responses to both notices on 23 December 2010 providing a detailed response that it did not engage in any inappropriate or unlawful activity.

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Private complaints, including class actions, were also filed against BP Products and affiliates alleging propane price manipulation. The complaints contained allegations similar to those in the CFTC action as well as of violations of federal and state antitrust and unfair competition laws and state consumer protection statutes and unjust enrichment. The complaints sought actual and punitive damages and injunctive relief. Settlement in both groups of the class actions (the direct and indirect purchasers) has received final court approval. Two independent lawsuits from class members who opted out of the direct purchaser settlement have now been settled in principle.

On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products' Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.

In March 2007, the US Chemical Safety and Hazard Investigation Board (CSB) issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. In May 2007, BP responded to the CSB's recommendations. BP and the CSB will continue to discuss BP's responses with the objective of the CSB's agreeing to close out its recommendations.

On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US Clean Air Act (CAA) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50-million criminal fine and was sentenced to three years' probation which is set to expire on 12 March 2012. Compliance with a 2005 US Occupational Safety and Health Administration (OSHA) settlement agreement (2005 Agreement) and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (TCEQ) are conditions of probation.

The Texas Office of Attorney General, on behalf of TCEQ, has filed a petition against BP Products asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2010, including in relation to the March 2005 explosion and fire. BP is contesting the petition in a pending civil proceeding. In March 2010, TCEQ notified the DoJ of its belief that certain of the alleged violations may violate the 25 October 2007 plea agreement.

On 9 August 2010, the Texas Attorney General filed a separate petition against BP Products asserting emissions violations relating to a 6 April 2010 compressor fire and subsequent flaring event at the Texas City refinery's ultracracker unit. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and property damages and seeking substantial damages.

In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA denied BP Products' petition.

In October 2009 OSHA issued citations to the Texas City refinery seeking a total of $87.4 million in civil penalties for alleged violations of the 2005 Agreement and alleged process safety management violations. BP Products contested these citations. These matters were subsequently transferred for review to the Occupational Safety and Health (OSH) Review Commission.

A settlement agreement between BP Products and OSHA in August 2010 (2010 Agreement) resolved the petition filed by BP Products in September 2009 and the alleged violations of the 2005 Agreement. BP Products has paid a penalty of $50.6 million in that matter and agreed to perform certain abatement actions. Compliance with the 2010 Agreement (which is set to expire on 12 March 2012) is also a condition of probation due to the linkage between this 2010 Agreement and the 2005 Agreement.

On 6 May, 2010, certain persons qualifying under the US Crime Victims Rights Act as victims in relation to the Texas City plea agreement requested that the federal court revoke BP Products' probation based on alleged violations of the Court's conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 Agreement.

The OSHA process safety management citations issued in October 2009 were not resolved by the August 2010 settlement agreement. The proposed penalties in that matter are $30.7 million. The matter is currently before the OSH Review Commission which has assigned an Administrative Law Judge for purposes of mediation. These citations do not allege violations of the 2005 Agreement.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the CAA and OSHA regulations at the Texas City refinery subsequent to the March 2005 explosion and fire. An investigation by a special committee of BP's board into the shareholder allegations has been completed and the committee has recommended that the allegations do not warrant action by BP against the officers and directors. BP has filed a motion to dismiss the shareholder derivative action.

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On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA's guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years' probation. On 29 November, 2009 a spill of approximately 360 barrels of crude oil and produced water was discovered beneath a line running from a well pad to the Lisburne Processing Center in Prudhoe Bay, Alaska. On 17 November, 2010, the US Probation Officer filed a petition in federal district court to revoke BPXA's probation based on an allegation that the Lisburne event was a criminal violation of state or federal law. A hearing is scheduled for the week of 5 September 2011. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP's appeal from a decision of the lower court granting in part and denying in part BP's motion to dismiss the lawsuit. Briefing is complete and oral argument was held on 7 March 2011. We await the court's decision.

On 31 March 2009, the DoJ filed a complaint against BPXA seeking civil penalties and injunctive relief relating to the 2006 oil releases. The complaint alleges that BPXA violated various federal environmental and pipeline safety statutes and associated regulations in connection with the two releases and its maintenance and operation of North Slope pipelines. The State of Alaska also filed a complaint on 31 March 2009 against BPXA seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA's corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.

Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield Company (Atlantic Richfield). Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

Since 1987, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group's results, financial position or liquidity will not be material.

On 8 March 2010, OSHA issued citations to BP's Toledo refinery alleging violations of the Process Safety Management Standard, with penalties of approximately $3 million. These citations resulted from an inspection conducted pursuant to OSHA's Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently before the OSH Review Commission which has assigned an Administrative Law Judge to decide this proceeding.

BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. That complaint was unsealed in May 2010 and served on BP in June 2010. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform. The court denied BP's motion to dismiss the complaint in March 2011. Separately, also in March 2011, BOEMRE issued its investigation report of the Abbott Atlantis allegations, which concluded that Mr. Abbott's allegations that Atlantis operations personnel lacked access to critical, engineer-approved drawings were without merit and that his allegations about false submissions by BP to BOEMRE were unfounded.

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BP Products' US refineries are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA, and implementation of the decree's requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12-million civil fine, a $6-million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid, and BP Products is implementing the other provisions.

On 30 September 2010, the EPA and BP Products lodged a civil consent decree with the federal court in Houston. Following a public comment period, the federal court approved the settlement on 30 December 2010. The decree resolves allegations of civil violations of the risk management planning regulations promulgated under the CAA that are alleged to have occurred in 2004 and 2005 at the Texas City refinery. The agreement requires that BP Products pays a $15-million civil penalty and that the Texas City refinery enhance reporting to the EPA regarding employee training, equipment inspection and incident investigation.

Various environmental groups and the EPA have challenged certain aspects of the operating permit issued by the Indiana Department of Environmental Management (IDEM) for upgrades to the Whiting refinery. In response to these challenges, the IDEM has reviewed the permits and responded formally to the EPA. The EPA, either through the IDEM or directly, can cause the permit to be modified, reissued, terminated or revoked. BP is in discussions with the EPA and the IDEM over these and other CAA issues relating to the Whiting refinery.

BP is also in settlement negotiations with EPA to resolve alleged CAA violations at the Whiting, Toledo, Carson and Cherry Point refineries.

On 14 January 2011 BP and Rosneft Oil Company (Rosneft) announced the intent to form a strategic global alliance. The alliance contemplates the granting to BP of the exclusive opportunity until up to 31 December 2012 to negotiate final terms with Rosneft for joint exploration of the three licence blocks, EPNZ-1, 2, 3, on the Russian Arctic continental shelf (the Arctic Opportunity). A share swap agreement was entered into  as part of the alliance, whereby BP has agreed to issue 988,694,683 ordinary shares to Rosneft and Rosneft has agreed to transfer 1,010,158,003 ordinary shares to BP (the Share Swap Agreement). An application was brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited (Alfa) and OGIP Ventures Limited (OGIP) against BP International Limited (BPIL) and BP Russian Investments Limited (BPRIL) alleging breach of the TNK-BP shareholders agreement (the Shareholders Agreement) on the part of BP and seeking an interim injunction restraining BP from taking steps to conclude, implement or perform transactions with Rosneft relating to oil and gas exploration, production, refining and marketing in Russia. Those transactions include the Arctic Opportunity and the Share Swap Agreement. The court granted an interim order restraining BP from taking any further steps in relation to the Rosneft transactions pending an expedited UNCITRAL arbitration procedure in accordance with the Shareholders Agreement between Alfa, OGIP, BPIL and BPRIL.

The arbitration has commenced and the arbitral proceedings are continuing. Both the Share Swap Agreement and the Arctic Opportunity remain subject to an interim injunction. On 24 March 2011, the arbitration panel issued its second partial award and the interim injunction has been continued until further order. On 8 April 2011 the arbitral tribunal allowed BP and Rosneft to discuss the extension of a 14 April 2011 deadline for satisfaction of the conditions precedent for completion of the Share Swap Agreement. On 14 April 2011 BP announced that it had agreed with Rosneft to extend this deadline to 16 May 2011. This means that the Share Swap Agreement is subject to a long-stop date for the satisfaction of conditions precedent of 16 May 2011, failing which the agreement will terminate. Further arbitration hearings to consider an application by BP to vary the interim injunction to allow the Share Swap Agreement to complete are now scheduled for 5 and 6 May. BP continues to explore a range of possible settlement alternatives with all relevant parties which may or may not lead to settlement and which may or may not result in a transaction.

On 9 February 2011 Apache Canada Ltd (Apache) commenced an arbitration against BP Canada Energy. Apache alleges that in the future various of the sites that it acquired from BP Canada Energy pursuant to the parties' July 2010 Purchase and Sale Agreement will have to have work carried out to bring the sites into compliance with applicable Alberta environmental laws, and Apache claims that the purchase price should be adjusted for its estimated possible costs. BP Canada Energy denies such costs will arise or require any adjustment to the purchase price. The parties have appointed the arbitrator, and currently the hearing on the merits is scheduled to commence during the second quarter of 2012.

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 821 3212

Investor Relations	Fergus MacLeod	Nick Wayth
http://www.bp.com/investors	+44 (0)20 7496 4632	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 April, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary